UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.  )1

Morton’s Restaurant Group, Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

619430101
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 619430101

1	NAME OF REPORTING PERSON Tilman J. Fertitta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 836,122
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 836,122
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 836,122
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 619430101

Item 1(a).	Name of Issuer:

Morton’s Restaurant Group, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

325 North LaSalle Street, Suite 500
Chicago, Illinois 60654

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Tilman J. Fertitta (the “Reporting Person”)
1510 West Loop South
Houston, Texas 77027
Citizenship: USA

Item 2(d).	Title of Class of Securities:

Common Stock, $.01 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

619430101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

CUSIP NO. 619430101

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on December 31, 2010, the Reporting Person owned directly 836,122 shares of Common Stock.

(b)	Percent of class:

Based on 16,713,211 shares of Common Stock outstanding as of October 29, 2010, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2010.

As of the close of business on December 31, 2010, the Reporting Person beneficially owned approximately 5.0% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

836,122 shares

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

836,122 shares

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

CUSIP NO. 619430101

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP NO. 619430101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

/s/ TILMAN J. FERTITTA
TILMAN J. FERTITTA